EXHIBIT 12
HSBC USA INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Nine Months Ended September 30,
	2014	2013
	(dollars are in millions)
Ratios excluding interest on deposits:
Income from continuing operations	$284	$367
Income tax expense (benefit)	(86)	228
Less: Undistributed equity earnings	—	—
Fixed charges:
Interest on:
Borrowed funds	37	28
Long-term debt	487	492
Others(2)	(101)	40
One third of rents, net of income from subleases	22	26
Total fixed charges, excluding interest on deposits	445	586
Earnings from continuing operations before taxes and fixed charges, net of undistributed equity earnings	643	1,181
Ratio of earnings to fixed charges	1.44	2.02
Total preferred stock dividend factor(1)	$90	$93
Fixed charges, including the preferred stock dividend factor	$535	$679
Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	1.20	1.74
Ratios including interest on deposits:
Total fixed charges, excluding interest on deposits	$445	$586
Add: Interest on deposits	108	147
Total fixed charges, including interest on deposits	$553	$733
Earnings from continuing operations before taxes and fixed charges, net of undistributed equity earnings	$643	$1,181
Add: Interest on deposits	108	147
Total	$751	$1,328
Ratio of earnings to fixed charges	1.36	1.81
Fixed charges, including the preferred stock dividend factor	$535	$679
Add: Interest on deposits	108	147
Fixed charges, including the preferred stock dividend factor and interest on deposits	$643	$826
Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	1.17	1.61

(1)	Preferred stock dividends grossed up to their pretax equivalents.

(2)
During the second quarter of 2014, we concluded certain state and local tax audits resulting in the settlement of significant uncertain tax positions covering a number of years. As a result, we released tax reserves previously maintained in relation to the periods and issues under review. In addition, we released our accrued interest associated with the tax reserves released which resulted in a $120 million benefit to interest expense in 2014.